Stan J.H. Lee, CPA
2160 North Central Rd Suite 209  Fort Lee  NJ 07024
P.O. Box 436402  San Diego  CA 92143-9402
619-623-7799  Fax 619-564-3408  stan2u@gmail.com







To Whom It May Concerns:


The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of April 21, 2011, on the audited financial statements Flex Capital Corporation as of December 31, 2010 and 2009 and for the period beginning from October 27, 2009 ( inception) to December 31, 2010 in S-1/A Amendment No 7 to be filed now or in the near future with the U.S. Securities and Exchange Commission. The firm also consents to being deemed as expert in connection with this filing.



Very truly yours,


/s/ Stan J.H. Lee, CPA

______________________
Stan J.H. Lee, CPA
July 6,  2011
Fort Lee, NJ 07024